Exhibit 4(e)

FIRST AMENDMENT TO THE

WENDY’S INTERNATIONAL, INC. DEFERRED COMPENSATION PLAN

WHEREAS, Wendy’s International, Inc. (the “Company”) adopted the Wendy’s International, Inc. Deferred Compensation Plan, effective January 1, 2004 (the “Plan”); and

WHEREAS, the Company wishes to amend the Plan to reflect the revised default investment and anti-assignment provisions.

NOW, THEREFORE, the Company amends the Plan as follows:

1. Effective January 1, 2004, Section 6.2 is amended to read as follows:

6.2 Investment Options. Each Participant shall elect the Investment Options in which the Participant’s deferrals shall be deemed invested. A Participant’s deferrals may be allocated in one percent increments among one or more of the Investment Options. Notwithstanding the foregoing, elections regarding Stock Units shall be governed by Section 6.4. If the Participant allocates less than 100% of his or her deferrals pursuant to this Section 6.2, unallocated deferrals shall be deemed to be allocated to the default investment option established by the Plan Administrator, or if no such default has been established by the Plan Administrator, to the default investment option established under the Profit Sharing and Savings Plan.

2. Effective January 1, 2004, Section 8.2 is amended to read as follows:

8.2 Restrictions Upon Assignments And Creditors’ Claims. No benefit payable under this Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge prior to actual receipt thereof by the Participant or Beneficiary and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge prior to such receipt shall be void. No benefit payable under this Plan shall be subject to attachment, garnishment, execution, levy or other legal or equitable proceeding or process, and any attempt to do so shall be void. Neither the Company nor any Participating Employer shall be in any manner liable for or subject to the debts, contracts, liabilities, engagements or torts of any Participant or Beneficiary except as may be required by the tax withholding provisions of the Code or any state’s income tax laws.